UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-24786
CUSIP NUMBER
NOTIFICATION OF LATE FILING	045327 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

200 Wheeler Road
Address of Principal Executive Office (Street and Number)

Burlington, MA 01803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have not yet completed the preparation of our restated financial statements necessary to complete our Form 10-K for the period ended June 30, 2007 and our Form 10-Q for the period ended September 30, 2007.  As previously disclosed in a current report on Form 8-K that we filed on June 11, 2007, in connection with a review of our financial statements, we identified errors in our accounting for sales of installments receivable.

In addition, after errors were identified in the accounting for sales of installments receivable to financial institutions, the Audit Committee of our Board of Directors and our management determined to engage in a detailed review of other accounts in our financial statements.  This review included a comprehensive review of historic positions reported on income tax returns and the related reporting in our financial statements in order to determine the propriety and accuracy of the positions taken and amounts recorded and disclosed. We announced on February 11, 2008 that, in connection with this review and additional work in preparing our Form 10-K for fiscal 2007, we currently expect to record charges for additional tax liabilities totaling approximately $20 million for the periods fiscal 2002 through fiscal 2007.  The estimated charges primarily relate to income taxes arising from transactions between entities within the consolidated subsidiaries of the company.  These are preliminary estimates and are subject to change.

As a result of the concentration of resources on completing the preparation of our restated financial statements to be included in the Form 10-K for the period ended June 30, 2007 and our Form 10-Q for the period ended September 30, 2007, as well as delays in completing our financial reporting for the quarter ended December 31, 2007, we are not able to file our Form 10-Q for the period ended December 31, 2007 within the prescribed time period. In addition, we are in the process of selecting a successor independent registered public accounting firm, which process has not yet been completed, and the successor firm will be required to complete its review of our Form 10-Q for the period ended December 31, 2007 prior to our filing of such report.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bradley T. Miller	(781)	221-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	We have not yet filed our Form 10-K for the period ended June 30, 2007 and our Form 10-Q for the period ended September 30, 2007.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the matters described in Part III above, we cannot provide at this time an estimate of our results of operations for the fiscal quarter ended December 31, 2007.  We previously announced on January 16, 2008 that we anticipate reporting cash and cash equivalents of $131 million at December 31, 2007, which is an increase from $128 million at September 30, 2007.  The anticipated balance of cash and cash equivalents should be considered a preliminary estimate pending completion of the audit and the finalization of our financial statements for the fiscal year ended June 30, 2007.

We also announced on February 11, 2008 that, in connection with the detailed review of other accounts in our financial statements referenced above, and additional work in preparing our Form 10-K for fiscal 2007, we currently expect to record charges for additional tax liabilities totaling approximately $20 million for the periods fiscal 2002 through fiscal 2007.  The estimated charges primarily relate to income taxes arising from transactions between entities within the consolidated subsidiaries of the company.  These are preliminary estimates and are subject to change.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2008	By	/s/ Bradley T. Miller
Bradley T. Miller
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).